UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION
Faraday Future Intelligent Electric Inc.
Full Name of Registrant N/A
Former Name if Applicable 18455 S. Figueroa Street
Address of Principal Executive Office (Street and Number) Gardena, California 90248
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Faraday Future Intelligent Electric Inc. (the “Company” or “FF”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended March 31, 2022 (the “Q1 2022 Form 10-Q ”) within the prescribed time period due principally to the delay in the filing of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2021 (the “Q3 2021 Form 10-Q”), which was filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2022, and Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”), which was filed with the SEC on May 13, 2022. The delay in finalizing and filing the Q3 2021 Form 10-Q and Form 10-K adversely affected the Company’s ability to timely complete its quarterly procedures required to complete the Q1 2022 Form 10-Q. The Company expects to file the Q1 2022 Form 10-Q on or prior to the May 23, 2022 extended filing date. The material weaknesses disclosed in the Form 10-K will be unremediated and disclosure controls and procedures are ineffective as of March 31, 2022. The Company expects to file its amended Registration Statement on Form S-1 (File No. 333-258993) (the “Form S-1/A”) promptly following the filing of the Q1 2022 Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Becky Roof	(310)	415-4807
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects its loss from operations to be between $140 million and $160 million for the quarter ended March 31, 2022, as compared to a loss from operations of $19.4 million for the quarter ended March 31, 2021. The increase is primarily driven by increased costs to bring the Company’s Hanford, California manufacturing facility to full commercial production, including completion of production and manufacturing tooling, execution of its supply chain efforts and further enhancing its engineering, testing, certification and validation capabilities, as well as increased expenses for the development and production of future electric vehicle models.

The Company expects its net loss to be between $145 million and $165 million for the quarter ended March 31, 2022 as compared to a net loss of $75.5 million for the quarter ended March 31, 2021. The increase in net loss is primarily attributable to the loss from operations.

The Company’s cash and restricted cash is $277 million at March 31, 2022, as compared to $530 million at December 31, 2021.

Since inception, the Company has incurred cumulative losses from operations and negative cash flows from operating activities, and the Company expects to report an accumulated deficit of approximately $3.1 billion as of March 31, 2022. The Company expects to continue to generate significant operating losses for the foreseeable future. Based on the Company’s recurring losses from operations since inception and continued cash outflows from operating activities, the Company has concluded that there is substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the expected issuance date of the Company’s financial statements for the quarter ended March 31, 2022 in the Form 10-Q.

Ongoing operations will require the Company to raise additional funding. The Company is exploring various alternatives to raise additional funding and finance its ongoing operations, including equipment leasing and construction financing of the Company’s Hanford, California production facility, secured syndicated debt financing, convertible notes, working capital loans, and equity offerings, among other options. The particular funding mechanisms, terms, timing, and amounts are dependent on the Company’s assessment of opportunities available in the marketplace and the circumstances of the business at the relevant time The timely achievement of the Company’s operating plan as well as its ability to maintain an adequate level of liquidity are subject to various risks associated with the Company’s ability to continue to successfully obtain additional sources of funding, and control and effectively manage its costs, as well as factors outside of the Company’s control, including those related to global supply chain disruptions, and the rising prices of materials and ongoing impact of the COVID-19 pandemic. The Company’s forecasts and projections of working capital reflect significant judgment and estimates for which there are inherent risks and uncertainties.

There can be no assurance that the Company will be successful in achieving its strategic plans, that the Company’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to reduce discretionary spending, alter or scale back vehicle development programs, be unable to develop new or enhanced production methods, or be unable to fund capital expenditures. Any such events would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The financial information set forth herein consists of preliminary unaudited results, which will not be final until the Company files its financial statements for the quarter ended March 31, 2022 in its Form 10-Q. This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Form 12b-25 that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this Form 12b-25 specifically include the Company’s estimated operating loss and net loss for the quarter ended March 31, 2022, the Company’s estimated accumulated deficit, cash and restricted cash as of March 31, 2022, the factors that raise substantial doubt about the Company’s ability to continue as a going concern, the Company’s plans to alleviate the substantial doubt about its ability to continue as a going concern, including potential future financing alternatives, and the anticipated filing of the Form 10-Q. While these forward-looking statements are based upon information presently available to the Company and assumptions and analyses that the Company believes to be reasonable under the circumstances, investors are cautioned that actual results may differ materially from these preliminary unaudited results and forward-looking statements included herein for a variety of reasons, including the occurrence of the risk factors listed in the Company’s filings with the SEC.

Forward Looking Statements

This Notification of Late Filing on Form 12b-25 includes “forward looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this notification, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements, and include (among others) statements regarding the expected timing for filing the Q1 2022 Form 10-Q and Form S-1/A. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the Company’s ability to remain in compliance with the listing requirements of The Nasdaq Stock Market LLC (“Nasdaq”) and to continue to be listed on Nasdaq; the outcome of the SEC investigation relating to the matters that were the subject of the Special Committee investigation; the implementation of the Special Committee’s actions and related internal review by the Company; the Company’s ability to execute on its plans to develop and market its vehicles and the timing of these development programs; the Company’s estimates of the size of the markets for its vehicles and cost to bring those vehicles to market; the rate and degree of market acceptance of the Company’s vehicles; the success of other competing manufacturers; the performance and security of the Company’s vehicles; potential litigation involving the Company; the result of future financing efforts and general economic and market conditions impacting demand for the Company’s products; the ability of the Company to attract and retain employees. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on May 13, 2022, and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Faraday Future Intelligent Electric Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2022	By:	/s/ Becky Roof
			Name:	Becky Roof
			Title:	Interim Chief Financial Officer

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